ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED
SEPTEMBER 30, 2014
(unaudited)

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT	(unaudited)
(expressed in thousands of Canadian dollars)

	SEPTEMBER 30	DECEMBER 31
	2014	2013

ASSETS

Current Assets
Cash and cash equivalents	$10,554	$8,610
Accounts and other receivables	5,181	4,929
Restricted cash and deposits (see note 5)	896	-
Inventories (see note 4)	5,303	5,260
Prepaid expenses and other current assets	370	437
	22,304	19,236

Non-Current Assets
Restricted cash and deposits (see note 5)	9,111	9,460
Long-term investments	620	539
Property, plant and equipment (see note 6)	23,506	25,810
Mineral properties (see note 7)	81,497	75,847
Intangible assets	346	321

Total Assets	$137,384	$131,213

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$3,708	$2,220
Income taxes payable	21	21
Environmental services contract loss provision	54	1
Deferred revenue	275	172
Flow-through share premium pending renunciation	265	1,506
	4,323	3,920
Non-Current Liabilities
Environmental services contract loss provision	174	112
Deferred revenue	1,401	1,234
Silver streaming interest (see note 9)	18,118	18,190
Decommissioning and rehabilitation provision	3,938	3,803
Deferred income tax liabilities	3,231	2,775

Total Liabilities	31,185	30,034

Shareholders’ Equity	106,199	101,179

Total Liabilities and Shareholders’ Equity	$137,384	$131,213

COMMITMENTS (see note 20)
SUBSEQUENT EVENTS (see notes 9 and 11)

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“George Brack”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30	(unaudited)
(expressed in thousands of Canadian dollars,
except per share and share amounts)	Three Months Ended		Nine Months Ended
	2014	2013	2014	2013

Revenues
Mining operations	$-	$17,038	$361	$42,449
Environmental services	4,651	6,356	10,786	11,821
Total revenues	4,651	23,394	11,147	54,270

Cost of Sales (see note 12)
Mining operations	-	14,936	-	42,678
Environmental services	2,816	2,167	7,158	5,390
Total cost of sales	2,816	17,103	7,158	48,068

Gross Profit (Loss)
Mining operations	-	2,102	361	(229)
Environmental services	1,835	4,189	3,628	6,431
Total gross profit (loss)	1,835	6,291	3,989	6,202

General and administrative expenses (see note 13)	1,889	3,042	6,473	10,742
Mine site care and maintenance (see note 13)	807	-	2,299	-
Foreign exchange losses (gains)	(36)	103	(299)	8
Write-down of mineral properties (see note 8)	-	-	-	51,840
Write-down of property, plant and equipment (see note 8)	-	-	-	3,501
Loss on impaired long-term investments (see note 8)	-	-	-	1,785

	2,660	3,145	8,473	67,876

Operating Income (Loss)	(825)	3,146	(4,484)	(61,674)

Other Income (Expenses)
Investment income	20	(55)	44	233
Finance costs	(15)	(12)	(41)	(35)
Derivative loss	(7)	1	(14)	(98)

Income (Loss) Before Taxes	(827)	3,080	(4,495)	(61,574)

Income Tax Provision (Recovery) (see note 14)
Current	4	218	18	218
Deferred	(164)	643	(766)	(12,473)

Net Income (Loss)	(667)	2,219	(3,747)	(49,319)

Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to net income (loss) –
Cumulative translation adjustments, net of tax $189, $nil, $232 and $nil	157	36	191	(170)
Gain (loss) on long-term investments	(58)	(74)	95	(1,762)
Recycle loss on impaired long-term investments to current income	-	-	-	1,785

Total Comprehensive Income (Loss)	$(568)	$2,181	$(3,461)	$(49,466)

Earnings (Loss) Per Share (see note 15)
Basic	$(0.01)	$0.04	$(0.06)	$(0.82)
Diluted	$(0.01)	$0.04	$(0.06)	$(0.82)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30	(unaudited)
(expressed in thousands of Canadian dollars)

	Three Months Ended		Nine Months Ended
	2014	2013	2014	2013

Cash Flows from Operating Activities
Net income (loss)	$(667)	$2,219	$(3,747)	$(49,319)
Items not affecting cash from operations –
Deferred revenue	96	(195)	270	(414)
Depletion of mineral properties	-	4,728	-	15,453
Environmental services contract loss provision	3	(961)	115	(1,174)
Silver streaming interest amount recognized	-	(4,047)	(73)	(9,735)
Depreciation of property, plant and equipment	695	708	2,160	2,209
Amortization of intangible assets	(20)	84	28	109
Share-based compensation expense	224	534	917	2,169
Finance costs, derivative (gain) loss and other	89	46	(189)	(43)
Write-down of inventory	-	-	-	886
Write-down of mineral properties	-	-	-	51,840
Write-down of property, plant and equipment	-	-	-	3,501
Write-down of long-term investments	-	-	-	1,785
Deferred income tax provision (recovery)	(164)	643	(766)	(12,473)

	256	3,759	(1,285)	4,794

Changes in non-cash working capital balances related to operations –
Decrease (increase) in accounts and other receivables	(1,210)	(3,637)	(252)	(2,462)
Decrease (increase) in inventories	(14)	4,003	(43)	393
Decrease (increase) in prepaid expenses and other current assets	33	204	69	177
Increase (decrease) in accounts payable and accrued liabilities	700	(3,162)	245	(3,871)
Increase in income taxes payable	-	222	-	222

	(235)	1,389	(1,266)	(747)

Cash Flows from Investing Activities
Expenditures on mining operations properties	(194)	(1,620)	(419)	(7,272)
Expenditures on exploration and evaluation properties	(2,519)	(2,881)	(3,544)	(9,439)
Purchase of property, plant and equipment	(86)	112	(121)	(1,939)
Decrease (increase) in restricted cash and deposits	14	10	65	(522)

	(2,785)	(4,379)	(4,019)	(19,172)

Cash Flows from Financing Activities
Proceeds from issuance of equity	8,068	-	8,068	7,035
Issuance costs	(839)	(2)	(839)	(552)
Proceeds from exercise of share options	-	-	-	138
Purchase of RSU settlement shares	-	-	-	(1,869)

	7,229	(2)	7,229	4,752

Increase (Decrease) in Cash and Cash Equivalents	4,209	(2,992)	1,944	(15,166)

Cash and Cash Equivalents – Beginning of Period	6,345	10,914	8,610	23,088

Cash and Cash Equivalents – End of Period	$10,554	$7,922	$10,554	$7,922

SUPPLEMENTAL INFORMATION (see note 17)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013	(unaudited)
(expressed in thousands of Canadian dollars)

	Common Shares
				Share			Accumulated
				Options			Other
				and	Contributed	Accumulated	Comprehensive
	Shares	Amount	Warrants	RSUs	Surplus	Deficit	Income	Total

Balance – December 31, 2013	62,172,233	$157,983	$-	$11,092	$7,741	$(75,405)	$(232)	$101,179

Net loss	-	-	-	-	-	(3,747)	-	(3,747)
Other comprehensive income	-	-	-	-	-	-	286	286
Equity offering, net of issuance costs (see note 10)	7,015,000	6,139	1,342	-	-	-	-	7,481
Share-based compensation expense recognized	-	-	-	1,000	-	-	-	1,000
Share options forfeited or expired	-	-	-	(2,387)	2,387	-	-	-
Release of RSU settlement shares	148,333	623	-	(623)	-	-	-	-

Balance – September 30, 2014	69,335,566	$164,745	$1,342	$9,082	$10,128	$(79,152)	$54	$106,199

Balance – December 31, 2012	60,428,898	$155,042	$-	$11,113	$5,364	$(24,955)	$(19)	$146,545

Net loss	-	-	-	-	-	(49,319)	-	(49,319)
Other comprehensive loss	-	-	-	-	-	-	(147)	(147)
Equity offering, net of issuance costs (see note 10)	2,100,000	4,442	-	-	-	-	-	4,442
Share-based compensation expense recognized	-	-	-	2,333	-	-	-	2,333
Exercise of share options	45,000	204	-	(65)	-	-	-	139
Share options forfeited or expired	-	-	-	(1,583)	1,583	-	-	-
Release of RSU settlement shares	43,333	164	-	(164)	-	-	-	-
Purchase of RSU settlement shares	(445,000)	(1,869)	-	-	-	-	-	(1,869)

Balance – September 30, 2013	62,172,231	$157,983	$-	$11,634	$6,947	$(74,274)	$(166)	$102,124

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprised of mineral exploration and mine development and operation in Canada, primarily in Yukon Territory; and through its Alexco Environmental Group (“AEG”), an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, in Canada, the United States and elsewhere.

The Corporation is in the process of exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with common industry practice to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, adjusted for depletion and impairments, and do not necessarily represent present or future values.

As of September 2013, Bellekeno mining operations were suspended in light of a sharply reduced silver price environment. Despite the suspension and resulting lack of cash flow from mining operations, the Corporation believes that based on its current cash position and cash flows generated from its environmental business it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT Equities Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1150, 200 Granville Street, Vancouver, BC, Canada, V6C 1S4.

2.	Basis of Preparation and Statement of Compliance

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements, being for the year ended December 31, 2013, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Accordingly, these interim financial statements should be read in conjunction with the Corporation’s most recent annual financial statements. These interim condensed consolidated financial statements were approved for issuance by the Board of Directors on November 12, 2014.

These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments, stock-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

3.	Accounting Standards and Amendments Issued but Not Yet Adopted

(i)

IFRS 9 Financial Instruments was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 Financial Instruments – Recognition and Measurement for financial assets with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments – Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments. In December 2011, amendments to IFRS 7 were issued to require additional disclosures on transition from IAS 39 to IFRS 9. In November 2013, IFRS 9 was amended to include guidance on hedge accounting and to allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in the entity’s own credit risk, from financial liabilities designated under the fair value option, in other comprehensive income (without having to adopt the remainder of IFRS 9).

In July 2014, the IASB issued the final version of IFRS 9. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2018, with earlier application permitted. The Corporation has not yet determined what the impact will be on its financial statements from the adoption of IFRS 9.

(ii)

IFRS 15 Revenue from Contracts with Customers was issued in May 2014 and addresses the principles that an entity shall apply to determine and report the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2017, with earlier application permitted. The Corporation has not yet determined what the impact will be on its financial statements from the adoption of IFRS 15.

4.	Inventories

	September 30	December 31
	2014	2013

Ore in stockpiles	$4,269	$4,269
Materials and supplies	1,034	991

	$5,303	$5,260

During the three month and nine month periods ended September 30, 2014, the cost of inventories recognized as an expense and included in mining cost of sales was $nil and $nil (2013 – $15,995,000 and $44,181,000), and also included in mining cost of sales were write-downs of lead concentrate inventory totaling $nil and $nil (2013 – $nil and $886,000) (see note 12).

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

5.	Restricted Cash and Deposits

	September 30	December 31
	2014	2013

Security for remediation services agreement	$5,600	$4,992
Security for decommissioning obligations	4,189	4,173
Other	218	295

Restricted cash and deposits	10,007	9,460

Less: Current portion	896	-

	$9,111	$9,460

Security for remediation services agreement of $5,600,000 (US$5,000,000) as at September 30, 2014 (December 31, 2013 – US$5,000,000) represents security that has been posted by Alexco Resource U.S. Corp., a wholly owned subsidiary of the Corporation and a member of AEG, in support of a cost performance commitment provided under an environmental consulting and remediation services agreement with a third party customer.

6.	Property, Plant and Equipment

				Heavy
			Ore	Machinery	Leasehold
	Land and	Camp, Roads,	Processing	and	Improvements
Cost	Buildings	and Other Site	Mill	Equipment	& Other	Total

December 31, 2013	$1,364	$5,667	$23,632	$7,276	$1,294	$39,233
Additions	-	-	149	14	11	174
Disposals	-	-	-	(22)	-	(22)

September 30, 2014	$1,364	$5,667	$23,781	$7,268	$1,305	$39,385

				Heavy
			Ore	Machinery	Leasehold
Accumulated	Land and	Camp, Roads,	Processing	and	Improvements
Depreciation	Buildings	and Other Site	Mill	Equipment	& Other	Total

December 31, 2013	$95	$2,916	$5,154	$4,158	$1,100	$13,423
Depreciation	45	448	1,165	763	43	2,464
Disposals	-	-	-	(8)	-	(8)

September 30, 2014	$140	$3,364	$6,319	$4,913	$1,143	$15,879

				Heavy
			Ore	Machinery	Leasehold
	Land and	Camp, Roads,	Processing	and	Improvements
Net book Value	Buildings	and Other Site	Mill	Equipment	& Other	Total

December 31, 2013	$1,269	$2,751	$18,478	$3,118	$194	$25,810

September 30, 2014	$1,224	$2,303	$17,462	$2,355	$162	$23,506

During the three month and nine month periods ended September 30, 2014, the Corporation recorded total depreciation of property, plant and equipment of $812,000 and $2,464,000 (2013 – $928,000 and $2,679,000), of which $695,000 and $2,160,000 (2013 – $708,000 and $2,209,000) has been charged to income with $nil and $nil (2013 – $642,000 and $1,997,000) recorded to mining cost of sales, $48,000 and $227,000 (2013 – $28,000 and $86,000) recorded in environmental services cost of sales and $647,000 and $1,933,000 (2013 – $38,000 and $126,000) reflected under general and administrative expenses and mine site care and maintenance.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Of the balance, $117,000 and $304,000 (2013 – $105,000 and $387,000) was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties, and the difference reflects the changes in depreciation capitalized within opening and ending ore and concentrate inventories for the period.

At June 30, 2013, the Corporation recorded an impairment charge to property, plant and equipment totaling $3,501,000 (see note 8).

7.	Mineral Properties

			Expenditures	Depletion	September 30,
	December 31, 2013		Incurred	Recognized	2014
		Non-
	Depletable	depletable

Mineral Properties
Keno Hill District Properties–
Bellekeno	$17,715	$-	$165	$-	$17,880
Lucky Queen	-	9,084	50	-	9,134
Onek	-	807	395	-	1,202
McQuesten	-	3,670	20	-	3,690
Silver King	-	6,986	168	-	7,154
Flame & Moth	-	15,002	4,312	-	19,314
Bermingham	-	9,157	540	-	9,697
Elsa Tailings	-	884	-	-	884
Other Keno Hill Properties	-	12,352	-	-	12,352
Other		190	-	-	190

Total	$17,715	$58,132	$5,650	$-	$81,497

	Mining	Exploration and
	Operations	Evaluation
	Properties	Properties	Total

September 30, 2014
Cost	$129,043	$53,288	$182,331
Accumulated depletion and write-downs	100,834	-	100,834
Net book value	$28,209	$53,288	$81,497

December 31, 2013
Cost	$128,440	$48,241	$176,681
Accumulated depletion and write-downs	100,834	-	100,834
Net book value	$27,606	$48,241	$75,847

During the three month and nine month periods ended September 30, 2013, the Corporation recognized depletion with respect to Bellekeno totaling $2,533,000 and $13,893,000, of which $4,728,000 and $15,453,000 was included in mining cost of sales and the difference reflected the changes in depletion charge included within opening and ending ore and concentrate inventories for the period. Depletion for Bellekeno in 2013 was based 100% on indicated resources, as defined in Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects. No depletion has been recognized in 2014.

As at June 30, 2013, the Corporation recorded an impairment charge to the Bellekeno, Lucky Queen and Onek mineral properties totaling $51,840,000 (see note 8).

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

8.	Impairment

As at June 30, 2013, the carrying amount of the Corporation’s net assets exceeded its market capitalization, which was considered an indicator of potential impairment of the carrying amount of its non-current non- financial assets. In addition, sharp and significant declines in silver prices occurred during the three months ended June 30, 2013, and in July the Corporation announced a plan to suspend Bellekeno mining operations over the coming winter in light of the low silver price environment. As a result, the Corporation carried out a review of the carrying amounts of the non-current non-financial assets in its mining operations segment, which segment had been determined to be a cash generating unit (“CGU”) for this purpose.

In carrying out this review, the Corporation was required to make significant judgments, including with respect to the allocation of assets to the mining operations CGU, as well as the selection and application of appropriate valuation methods. The Corporation was also required to make significant estimates and assumptions, including with respect to mine plan tonnages and grades, capital and operating costs, future commodity prices, foreign currency exchange rates, discount rates and net asset value multiples. By their nature, such estimates and assumptions are subject to significant uncertainty.

Recoverable amount was determined based on estimated fair value less cost of disposal (“FVLCD”), which for the mining operations CGU was determined to be greater than value in use. FVLCD for the mining operations CGU was determined based on the net present value of after-tax future cash flows expected to be generated within that unit. In addition, a net asset value multiple was applied to take account of certain additional value factors, particularly additional exploration potential and the benefit of optionality to the prices of silver, lead and zinc, being the main production metals of the unit. Factors were also applied for the expected benefit of potential operating cost optimizations. In making these determinations, metal prices over the next approximately four years were assumed to range from US$21.00 to US$23.50 for silver, US$0.93 to US$1.05 for lead and US$0.85 to $1.05 for zinc, and foreign currency exchange rates to be approximately US$0.96 per Canadian dollar, based on then-current consensus investment analyst forecasts. Expected future cash flows were discounted using a real after-tax rate of 10%, representing the time value of money and estimated risks specific to the assets under review. This estimate of FVLCD was categorized as Level 3 in the fair value hierarchy (see note 3(q) of the Corporation’s annual financial statements for the year ended December 31, 2013).

Based on the results of its review, the Corporation recognized an impairment loss at June 30, 2013 totaling $55,341,000, attributed as follows:

	Reporting Segment	Impairment Loss

Mineral properties:
Bellekeno	Mining operations	$20,182
Lucky Queen	Mining operations	9,145
Onek	Mining operations	22,513

Property, plant and equipment:
Ore processing mill	Mining operations	2,628
Heavy machinery and equipment	Mining operations	483
Camp, roads and other site	Mining operations	390

Total impairment loss		$55,341

The non-current non-financial assets in the mining operations segment were written down to their recoverable amount of $32,906,000. Consequently, any significant negative change in the key assumptions made in determining the recoverable amount could result in an additional impairment loss.

In addition, at June 30, 2013, the Corporation recorded an impairment charge of $1,785,000 in respect of its long-term investment in Till Capital Ltd. (formerly Americas Bullion Royalty Corp.), due to a significant and sustained decline observed in its traded market value.

Exploration and evaluation assets are each separately assessed for impairment, and are not allocated by the Corporation to a CGU for impairment assessment purposes. As at September 30, 2013 and September 30, 2014, and pursuant to IFRS 6 Exploration For and Evaluation Of Mineral Resources, no indicators were identified which suggested the carrying amounts of the Corporation’s exploration and evaluation assets may exceed their recoverable amount.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

9.	Silver Streaming Interest

	September 30	December 31
	2014	2013

Silver streaming interest	$18,118	$18,190

Under a silver streaming interest held by Silver Wheaton Corp. (“Silver Wheaton”), Silver Wheaton is purchasing from the Corporation an amount of refined silver equal to 25% of the payable silver produced by the Corporation from its Keno Hill District mineral properties, if and when such payable silver is delivered to an off-taker and as the Corporation is paid for such payable silver. Silver Wheaton has paid the Corporation advance amounts totaling US$50 million, the last of which was received in January 2011, and for each ounce of silver purchased must pay the Corporation an additional cash amount of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price at the time of delivery. Under the agreement, the balance of the amounts advanced is reduced on each silver delivery by the excess of the prevailing market value of the silver delivered over the per-ounce cash amount paid by Silver Wheaton at the time. After the initial 40 year term of the agreement, the Corporation is required to refund the balance of any advance amounts received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance amounts received and not yet reduced if Silver Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. The Corporation will be required to refund a pro-rata portion of the balance of the advance amounts not yet reduced to the extent the Bellekeno mine has not achieved production throughput of 400 tonnes of ore per day over a 30 day period by December 31, 2016, extended as more fully described below. The maximum amount of any such refund is US$9,750,000. Commencing January 2014, and ending the earlier of December 31, 2016 and the completion of the 400 tonnes per day throughput test, as extended by the same amendment, the Corporation may be required to sell more than 25% of the payable silver produced, depending on the extent by which the 400 tonnes per day test has not yet been met (the “Additional Silver Delivery Requirement”). In support of its rights under the silver streaming interest, Silver Wheaton holds a security interest in substantially all of the Corporation’s plant and equipment and mineral properties located within the Keno Hill District.

Effective June 16, 2014, the Corporation entered into an agreement with Silver Wheaton to amend the silver streaming interest, such that the fixed US$3.90 per ounce silver streaming production payment is replaced with a variable production payment based on the spot price of silver. The newly agreed variable production payment will be defined by a pricing curve with an apex at US$19.45 spot silver price where Silver Wheaton will make a production payment to the Corporation of US$18.00 per ounce of silver delivered; that payment decreases by US$0.91 per ounce for each US$1.00 increase or decrease in silver price, returning to a fixed US$3.90 per ounce for spot silver prices of US$35.00 per ounce and higher. The amendment will be effective for a 10 year term from the time mining production re-commences in the Keno Hill District (the “ReCommencement Date”), with an option for the Corporation to extend the amendment for another 5 or 10 years for an additional US$10 million or US$20 million, respectively. In addition, the Silver Wheaton area of interest will be expanded to include additional currently owned and future acquired properties of the Corporation within one kilometer of the Corporation’s existing holdings in the Keno Hill District.

The amendments to the silver streaming interest are subject to the Corporation paying Silver Wheaton US$20 million, with Silver Wheaton obligated to participate in US$5 million of any Alexco equity raise in excess of $10 million intended to complete the payment. Upon payment of the US$20 million to Silver Wheaton, the original amount advanced will be deemed reduced from US$50 million to US$30 million and the then-current balance of the advance amounts received will be reduced to nil. The date by which the payment is to be made was set in the original amendment agreement at December 31, 2014, but subsequent to September 30, 2014 has been extended by agreement of the parties to December 31, 2015. If Alexco does not make the US$20 million payment, the original silver streaming agreement terms will continue unamended with no other impact to Alexco. Effective immediately on signing of the amendment agreement, the date for completion of the 400 tonne per day throughput test was extended to December 31, 2015, and that date has also now been extended by agreement of the parties to December 31, 2016. If the Corporation makes the US$20 million payment and the amendments to the silver streaming interest become effective, the date for completion of the test will be further extended to a date that is two years from the Recommencement Date, and the Additional Silver Delivery Requirement will only apply the final six months of that two year period.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

10.	Shareholders’ Equity

Effective April 23, 2013, the Corporation issued 2,100,000 flow-through common shares on a private placement basis at a price of $3.35 per share for aggregate gross proceeds of $7,035,000. Of the gross proceeds, $4,830,000 was attributed to issued common shares, and the remaining $2,205,000 was attributed to the sale of tax benefits. Net proceeds from the issuance were $6,649,000, after issuance costs comprised of the agent’s commission of $472,000 and other issuance costs of $80,000, less the deferred income tax benefit of such costs of $166,000.

In August 2014, the Corporation issued a total of 7,015,000 units at a price of $1.15 per unit in a bought deal financing pursuant to a short form prospectus. Each unit was comprised of one common share and one half of one common share purchase warrant, with each full warrant entitling the holder to acquire an additional common share at a price of $1.40 per share at any time until August 21, 2016. The underwriter to the financing received a cash fee of 6.5% of the gross proceeds plus 455,975 compensation warrants, each warrant exercisable for one common share of the Corporation at an exercise price of $1.35 per share at any time until August 21, 2016. The net proceeds of the financing were $7,310,000 after the underwriter’s fees, including the fair value of the compensation warrants, and other issuance costs of $315,000, less the deferred income tax benefit of such costs of $252,000. The fair values of the unit warrants and the compensation warrants were estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.1% per annum, an expected life equal to the term of the warrants, an expected volatility of 75% and no expected dividends.

11.	Share-Based Compensation

Incentive Stock Options

The changes in incentive share options outstanding are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable on
	price	exercise	Amount

Balance – December 31, 2013	$5.16	4,035,663	$10,096

Stock options granted	$1.94	717,000	-
Share based compensation expense	-	-	601
Options forfeited or expired	$5.60	(901,333)	(2,387)

Balance – September 30, 2014	$4.45	3,851,330	$8,310

Balance – December 31, 2012	$5.07	4,634,995	$11,061

Stock options granted	$4.16	641,500	-
Share based compensation expense	-	-	1,489
Options exercised	$3.08	(45,000)	(65)
Options forfeited or expired	$3.70	(880,499)	(1,583)

Balance – September 30, 2013	$5.22	4,350,996	$10,902

During the nine month period ended September 30, 2014, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.4% (2013 –

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.4%) per annum, an expected life of options of 4 years (2013 – 4 years), an expected volatility of 65% based on historical volatility (2013 – 71%), an expected forfeiture rate of 4% (2013 – 4%) and no expected dividends (2013 – nil). Options granted carried a term of five years, and vested one third upon granting, one third after one year and one third after two years.

Incentive share options outstanding and exercisable at September 30, 2014 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number of			Number of
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$1.65	292,500	1.46	$ 1.65	292,500	$ 1.65
$1.94	708,500	4.37	$ 1.94	236,167	$ 1.94
$3.45	778,330	2.48	$ 3.45	778,330	$ 3.45
$4.16	487,500	3.31	$ 4.16	325,000	$ 4.16
$4.46	108,000	0.37	$ 4.46	108,000	$ 4.46
$5.19	150,000	0.02	$ 5.19	150,000	$ 5.19
$6.92	609,500	2.32	$ 6.92	609,500	$ 6.92
$7.10	713,500	3.32	$ 7.10	713,500	$ 7.10
$8.13	3,500	3.61	$ 8.13	3,500	$ 8.13

	3,851,330	2.83	4.45	3,216,497	$ 4.83

The weighted average share price at the date of exercise for options exercised during the nine month period ended September 30, 2013 was $4.22.

During the three month and nine month periods ended September 30, 2014, the Corporation recorded total share-based compensation expense of $126,000 and $601,000 (2013 – $274,000 and $1,497,000) related to incentive stock options, of which $17,000 and $83,000 (2013 – $31,000 and $226,000) is recorded to mineral properties, $109,000 and $518,000 (2013 – $272,000 and $1,325,000) has been charged to income, and the balance reflects the changes in share-based compensation expense capitalized within opening and ending ore and concentrate inventories for the period.

At the Corporation’s annual general meeting held June 10, 2014, the shareholders approved the amendment of the stock option plan from a fixed to a rolling plan, under which the aggregate number of common shares issuable on exercise of stock options cannot exceed 9% of the number of common shares issued and outstanding from time to time.

Subsequent to September 30, 2014, a total of 150,000 incentive stock options expired unexercised.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Restricted Share Units (“RSUs”)

The changes in RSUs outstanding are summarized as follows:

	Number of
	shares issued
	or issuable
	on vesting	Amount

Balance – December 31, 2013	401,665	$996

Share-based compensation expense recognized	-	399
RSUs vested	(148,333)	(623)
.
Balance – September 30, 2014	253,332	$772

Balance – December 31, 2012	130,000	$52

RSUs granted	315,000	-
Share-based compensation expense recognized	-	844
RSUs vested	(43,333)	(164)

Balance – September, 2013	401,667	$732

A total of 315,000 RSUs were granted in January 2013, with total grant-date fair value determined to be $1,376,000. Included in general and administrative expenses for the three month and nine month periods ended September 30, 2014 is share-based compensation expense of $118,000 and $399,000 (2013 – $265,000 and $844,000) related to RSU awards. As at September 30, 2014, the plan trust held 253,334 common shares of the Corporation for future settlement of granted RSUs.

At the Corporation’s annual general meeting held June 10, 2014, the shareholders approved the amendment of the RSU plan whereby RSUs granted subsequent to the date of amendment can be settled in common shares of the Corporation issued from treasury, with the maximum grantable number of such RSUs fixed at 650,000. RSUs granted prior to the date of amendment can be settled only with common shares held by the plan trust and purchased through the open market at the time of granting, and not with shares issued from treasury, and do not reduce the 650,000 RSU fixed limit.

Subsequent to September 30, 2014, a total of 284,643 RSUs have been granted under the amended RSU plan, with one third vesting one year after the date of granting, one third vesting two years after the date of granting, and the remaining third vesting three years after the date of granting.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

12.	Cost of Sales

The Corporation recorded cost of sales for the three month and nine month periods ended September 30, 2014 and 2013 as follows:

	Three Months Ended		Nine Months Ended
	2014	2013	2014	2013

Mining operations –
Inventoried costs –
Direct production costs	$-	$10,361	$-	$26,511
Depreciation, depletion and share-based compensation	-	5,634	-	17,669
Inventory write-down	-	-		886
Subsidiary Agreement royalty cost		99		99
Silver streaming interest –
Market price of deliverable silver, net of amount receivable on delivery	-	2,889	-	7,248
Silver streaming interest amount recognized (see note 9)	-	(4,047)	-	(9,735)
	-	14,936	-	42,678

Environmental services –
Direct service costs	2,768	2,139	6,931	5,304
Depreciation	48	28	227	86
	2,816	2,167	7,158	5,390

	$2,816	$17,103	$7,158	$48,060

13.	General and Administrative Expenses and Mine Site Care and Maintenance

The Corporation recorded general and administrative expenses for the three month and nine month periods ended September 30, 2014 and 2013 as follows:

	Three Months Ended		Nine Months Ended
	2014	2013	2014	2013

General and administrative expenses
Depreciation	$26	$26	$86	$94
Amortization of intangible assets	(19)	29	28	91
Business development and investor relations	140	156	457	523
Office, operating and non-operating overheads	426	655	1,196	1,771
Professional	157	224	410	748
Regulatory	36	22	172	178
Salaries and contractors	922	1,245	3,088	4,896
Share-based compensation	170	451	863	1,890
Travel	31	234	173	551

	$1,889	$3,042	$6,473	$10,742

In addition, during the three month and nine month periods ended September 30, 2014, the Corporation recorded mine site care and maintenance expenses of $807,000 and $2,299,000 respectively. Included within those amounts are depreciation on property, plant and equipment of $621,000 and $1,847,000 respectively, and share-based compensation of $4,000 and $18,000 respectively.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

14.	Income Tax Expense

The income tax provision differs from the amount that would result from applying the Canadian federal and provincial tax rate to income before taxes. For the nine month periods ended September 30, 2014 and 2013, these differences result from the following items:

	2014	2013

Accounting loss before taxes	$(4,495)	$(61,574)
Federal and provincial income tax rate of 26% (2013 – 25.75%)	(1,168)	(15,855)

Non-deductible permanent differences	146	504
Differences in foreign exchange rates	(87)	(87)
Effect of difference in tax rates	(125)	(2,484)
Change in benefits not recognized	624	6,743
Flow-through share renunciation	9	-
Yukon mineral tax	(193)	(944)
Change in estimate	46	(110)
Other	-	(22)
	420	3,600

Recovery of income taxes	$(748)	$(12,255)

15.	Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the three month and nine month periods ended September 30, 2014 and 2013:

	Three Months Ended		Nine Months Ended
	2014	2013	2014	2013
Numerator
Net income (loss) for the period	$(667)	$2,219	$(3,747)	$(49,319)

Denominator
For basic – weighted average number of shares outstanding	69,335,565	60,117,231	63,325,635	60,111,385
Effect of dilutive securities – incentive share options	-	-	-	-
For diluted – adjusted weighted average number of shares outstanding	69,335,565	60,117,231	63,328,635	60,111,385

Earnings (Loss) Per Share
Basic	$(0.01)	$0.04	$(0.06)	$(0.82)
Diluted	$(0.01)	$0.04	$(0.06)	$(0.82)

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

16.	Financial Instruments

Information regarding the carrying amounts of the Corporation’s financial assets and liabilities is summarized as follows:

	Fair Value
	Hierarchy	September 30	December 31
	Classification	2014	2013
Loans and receivables –
Cash and cash equivalents	Level 1	$10,554	$8,610
Accounts receivable other than those arising from sales of concentrates	Level 2	5,181	4,873
		15,735	13,483

Fair value through profit or loss –
Accounts receivable arising from sales of concentrates	Level 2	-	56
Long-term investment in warrants	Level 2	-	14
		-	70

Held to maturity investments –
Restricted cash and deposits – Term deposits	Level 2	10,007	9,460

Available for sale –
Long-term investment in common shares	Level 1	620	525

Financial liabilities –
Accounts payable and accrued liabilities	Level 2	(3,708)	(2,220)

		$22,654	$21,318

The carrying amounts of all of the Corporation’s financial assets and liabilities reasonably approximate their fair values.

Accounts receivable arising from sales of concentrates includes exposure to changes in metal prices between initial revenue recognition and final settlement, which could occur up to a number of months subsequent to initial recognition. Measurement of such exposure is based on estimated prices for contained payable metal on which final settlement will be determined, with such estimates based on quoted forward prices.

All term deposits carried initial maturity periods of twelve months or less and are high grade, low risk investments held with major financial institutions in Canada, generally yielding between 1% and 2% per annum.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

17.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the three month and nine month periods ended September 30, 2014 and 2013 is summarized as follows:

	Three Months Ended		Nine Months Ended
	2014	2013	2014	2013

Operating Cash Flows Arising From Interest and Taxes
Interest received	$30	$51	$81	$240
Interest paid	-	$-	$-	$-
Income taxes paid	-	$-	$-	$-

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$17	$31	$83	$226
Increase (decrease) in non-cash working capital related to:
Mining operations properties	$120	$(915)	$(138)	$(1,203)
Exploration and evaluation properties	$60	$(1,787)	$(1,113)	$(2,138)
Property, plant and equipment	$-	$(16)	$8	$(12)

18.	Segmented Information

The Corporation had two operating segments during the three month and nine month periods ended September 30, 2014 and 2013, being environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; and mining operations, including the operating Bellekeno mine during 2013 producing silver, lead and zinc in the form of concentrates. The Corporation also had two non-operating segments, being exploration of mineral properties, which includes exploration and evaluation activities; and the corporate segment, which includes the Corporation’s executive head office and general corporate administration and activity. Reportable segments are identified based on differences in products, services and business activities. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. During the second quarter of 2013, both the Lucky Queen and Onek property assets were transferred from the exploration segment to the mining operations segment, as a result of the receipt of remaining operating permits. Revenue from non-Canadian customers of both operating segments was derived primarily from the United States.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Segmented information as at and for the three month and nine month periods ended September 30, 2014 and 2013 is summarized as follows:

For the three months ended	Environmental	Mining
September 30, 2014	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$3,269	$-	$-	$-	$3,269
Non-Canadian	1,382	-	-	-	1,382
Intersegment	1,046	-	-	-	1,046
Total segment revenues	5,697	-	-	-	5,697

Intersegment revenues eliminated on consolidation	(1,046)	-	-	-	(1,046)
Total revenues as reported	4,651	-	-	-	4,651

Cost of sales	2,816	-	-	-	2,816
Depreciation and amortization	(11)	-	-	21	10
Share-based compensation	44	-	-	126	170
Other G&A expenses	823	24	-	862	1,709
Other mine site care and maintenance	-	807	-	-	807
Foreign exchange loss (gain)	3	1	-	(40)	(36)
Investment income	-	-	-	(20)	(20)
Finance costs	-	15	-	-	15
Derivative loss	-	-	-	7	7

Segment income (loss) before taxes	$976	$(847)	$-	$(956)	$(827)

Total assets	$12,716	$40,160	$73,988	$10,520	$137,384

For the three months ended	Environmental	Mining
September 30, 2013	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$4,527	$-	$-	$-	$4,527
Non-Canadian	1,431	17,436	-	-	18,867
Intersegment	696	-	-	-	696
Total segment revenues	6,654	17,436	-	-	24,090
Intersegment revenues eliminated on consolidation	(696)	-	-	-	(696)
Total revenues as reported	5,958	17,436	-	-	23,394

Cost of sales	2,167	14,936	-	-	17,103
Depreciation and amortization	34	-	-	19	53
Share-based compensation	70	94	-	288	452
Other G&A expenses	869	410	-	1,258	2,537
Foreign exchange loss (gain)	(2)	21	-	84	103
Investment income	(4)	1	-	58	55
Finance costs	-	12	-	-	12
Derivative loss (gain)	-	-	-	(1)	(1)

Segment income (loss) before taxes	$2,824	$1,962	$-	$(1,706)	$3,080

Total assets	$14,843	$39,429	$74,675	$10,209	$139,156

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

For the nine months ended	Environmental	Mining
September 30, 2014	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$6,843	$-	$-	$-	$6,843
Non-Canadian	3,943	361	-	-	4,304
Intersegment	2,395	-	-	-	2,395
Total segment revenues	13,181	361	-	-	13,542
Intersegment revenues eliminated on consolidation	(2,395)	-	-	-	(2,395)
Total revenues as reported	10,786	361	-	-	11,147

Cost of sales	7,158	-	-	-	7,158
Depreciation and amortization	49	-	-	68	117
Share-based compensation	199	-	-	664	863
Other G&A expenses	2,422	76	-	2,995	5,493
Other mine site care and maintenance	-	2,299	-	-	2,299
Foreign exchange loss (gain)	7	(19)	-	(287)	(299)
Investment income	-	-	-	(44)	(44)
Finance costs	-	41	-	-	41
Derivative loss	-	-	-	14	14

Segment income (loss) before taxes	$951	$(2,036)	$-	$(3,410)	$(4,495)

Total assets	$12,716	$40,160	$73,988	$10,520	$137,384

For the nine months ended	Environmental	Mining
September 30, 2013	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$7,518	$-	$-	$-	$7,518
Non-Canadian	3,905	42,847	-	-	46,752
Intersegment	1,938	-	-	-	1,938
Total segment revenues	13,361	42,847	-	-	56,208
Intersegment revenues eliminated on consolidation	(1,938)	-	-	-	(1,938)
Total revenues as reported	11,423	42,847	-	-	54,270

Cost of sales	5,390	42,678	-	-	48,068
Depreciation and amortization	114	-	-	71	185
Share-based compensation	337	382	-	1,173	1,892
Other G&A expenses	2,400	2,291	-	3,974	8,665
Foreign exchange loss (gain)	(1)	(79)	-	88	8
Investment income	(4)	1	-	(230)	(233)
Finance costs	-	35	-	-	35
Derivative loss	-	-	-	98	98
Write-down of mineral properties	-	51,840	-	-	51,840
Write-down of property, plant and equipment	-	3,501	-	-	3,501
Write-down of long term investments	-	-	-	1,785	1,785

Segment income (loss) before taxes	$3,187	$(57,802)	$-	$(6,959)	$(61,574)

Total assets	$14,843	$39,429	$74,675	$10,209	$139,156

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

For the three month and nine month periods ended September 30, 2014 and 2013, revenue from mining operations was derived as follows from payable metals contained in concentrate:

	Three Months Ended		Nine Months Ended
	2014	2013	2014	2013

Silver	$-	$13,878	$243	$34,200
Lead	-	4,332	(18)	10,720
Zinc	-	878	(3)	2,750
Gold	-	161	162	481
	-	19,249	384	48,151

Smelter treatment and refining charges	-	(2,211)	(23)	(5,702)

Reported mining operations revenue	$-	$17,038	$361	$42,449

19.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel. Key management personnel compensation for the three month and nine month periods ended September 30, 2014 and 2013 is summarized as follows:

	Three Months Ended		Nine Months Ended
	2014	2013	2014	2013

Salaries and other short-term benefits	$484	$511	$1,461	$1,656
Share-based compensation	181	358	708	1,565

Reported mining operations revenue	$665	$869	$2,169	$3,221

Key management includes the Corporation’s Board of Directors and members of senior management.

20.	Commitments

As at September 30, 2014, the Corporation’s contractual obligations are as follows:

(a)

The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases for the remainder of 2014 and for each full year thereafter are as follows:

2014	$115
2015	443
2016	81
Thereafter	60

$699

(b)

As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of flow-through shares, the Corporation is required to incur further renounceable exploration expenditures totaling $840,000 by December 31, 2014.

(c)	The Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $270,000.